4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE ANNOUNCES FINANCIAL RESULTS FOR FISCAL
SECOND QUARTER 2006

WINNIPEG, Manitoba – (January 10, 2006) Medicure Inc. (TSX:MPH Amex:MCU), a cardiovascular drug discovery and development company, today reported the results of operations for the three and six month periods ended November 30, 2005. All amounts referenced herein are in Canadian dollars unless otherwise noted.

As at November 30, 2005, the Company had cash and cash equivalents totaling $3,586,000 compared with $7,591,000 at the previous year-end. Subsequent to November 30, 2005, the Company strengthened its cash position by raising gross proceeds of $12,013,000 (before share issuance costs of approximately $1,096,000) with a syndicate of underwriters led by Blackmont Capital Inc. and including National Bank Financial Inc. A total of 7,750,000 common shares of Medicure were issued at $1.55 per share. The financing increased the Company’s cash and cash equivalents to $13,756,000 at January 4, 2006.

Research and development expenditures for the second quarter of fiscal 2006 were $3,010,000 as compared to $3,068,000 for the same quarter in fiscal 2005. The year-to-date research and development expenditures are $6,307,000 compared to $5,272,000 for the six month period ended November 30, 2004. The increase in expenditures for the six month period ended November 30, 2005, as compared to the same period in fiscal 2005, is due mainly to the clinical development costs of the Phase II Coronary Artery Bypass Graft (CABG) trial, MEND-CABG.

The MEND-CABG study is a placebo controlled, double-blinded study that evaluated the cardioprotective and neuroprotective properties of the Company’s drug, MC-1. The trial enrolled 901 patients at 42 cardiac centres in Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI). Subsequent to the end of the quarter, Medicure announced positive post operative day (POD) 30 results from MEND-CABG, demonstrating MC-1’s cardioprotective efficacy versus placebo. Patients were also followed up to POD 90, which was 60 days after their last drug treatment. The results of this follow up are expected in the second half of fiscal 2006. For the three and six month periods ended November 30, 2005, total expenditures for the MEND-CABG trial were $1,792,000 and $4,230,000 respectively, as compared to $1,868,000 and $3,226,000 for the three and six months ended November 30, 2004.

The increase in research and development expenditures was also due to the clinical development program of MC-4232, a combination of MC-1 and the ACE inhibitor, lisinopril. As part of the Phase II clinical development of MC-4232, the Company recently completed and announced positive results from the Phase II MATCHED study in patients with coexisting diabetes and hypertension. The study demonstrated the positive clinical effects of MC-4232 on certain primary and secondary blood pressure and metabolic endpoints, including fasting serum glucose, HbA1c and triglycerides. For the three and six months ended November 30, 2005, total expenditures for the MATCHED study were $208,000 and $462,000 respectively, as compared to $480,000 and $703,000, for the three and six month periods ended November 30, 2004.

Research and development expenses are expected to decrease in the remainder of fiscal 2006 as compared to fiscal 2005. This decrease in expenditures is expected to result from reduced clinical activity during fiscal 2006 as compared to fiscal 2005, as the MATCHED study is complete and MEND-CABG will be complete following the reporting of POD 90 results. The Company expects a significant decline in clinical expenditures until the initiation of Phase III studies.

“During the second quarter of fiscal 2006 and in the days that followed, Medicure achieved two of the most significant milestones in our Company’s history with the announcement of positive results from the Phase II MEND-CABG and MATCHED studies,“ commented Medicure’s President and CEO, Albert D. Friesen, PhD. “Based on the positive clinical results in both studies, we now have two drugs, MC-1 and MC-4232, with significant market potential, advancing into Phase III studies. Our focus for the remainder of the fiscal year now turns towards planning the Phase III studies and advancing ongoing partnering negotiations.”

Interest and other income for the second quarter of fiscal 2006 were $35,000 as compared to $97,000 for the same quarter in fiscal 2005. The year-to-date interest and other income is $72,000 compared to $203,000 for the six month period ended November 30, 2004. The decrease in interest and other income for the current quarter and the six month period as compared to the same periods in fiscal 2005 is the result of lower cash and cash equivalents balance as compared to the same periods in fiscal 2005. The Company anticipates that investment income will continue to fluctuate in relation to cash and short term investment balances and interest yields.

General and administrative expenditures for the second quarter of fiscal 2006 totaled $636,000, compared to $569,000 for the same quarter in fiscal 2005. The year-to-date general and administrative expenditures are $1,173,000 compared to $1,074,000 for the six month period ended November 30, 2004. The overall increase in costs is primarily driven by an increase in business development costs and stock-based compensation expense. The Company expects slightly higher levels of general and administrative activities for the remainder of the fiscal year ending May 31, 2006 as compared to the same period in fiscal 2005.

The financial results for the three-month period ended November 30, 2005 reflect a consolidated net loss from operations of $3,538,000 or $0.05 per share, compared to $3,627,000 or $0.05 per share for the three-month period ended November 30, 2004. The year-to-date net loss from operations was $7,410,000 or $0.11 per share, compared to $6,242,000 or $0.09 per share, for the six month period ended November 30, 2004. As discussed above, the consolidated net loss resulted mainly from the Company’s investment in the clinical development programs of MC-1 and MC-4232.

An expanded version of Management’s Discussion and Analysis and the financial statements for the three and six month period ended November 30, 2005 is accessible on Medicure's website at www.medicure.com.

Corporate Highlights for the Quarter

The following are significant events which occurred since the last quarterly report:

  The Company announced positive results from the Phase II MEND-CABG study. The study results showed that MC-1 had a statistically significant reduction in the composite of death, non-fatal myocardial infarctions (peak CK-MB >100ng/ml), and non-fatal strokes versus placebo in patients undergoing coronary artery bypass graft surgery.
  The Company announced positive results from the Phase II MATCHED study with MC-4232. In the study, MC-4232 met certain primary blood pressure and metabolic endpoints.
  The Company announced that MC-1 received FDA Fast Track designation as a treatment to reduce cardiovascular and cerebrovascular events associated with ischemic and/or ischemic reperfusion injury in patients experiencing percutaneous coronary interventions, coronary artery bypass graft surgery and acute coronary syndrome.
  The Company announced the appointment of Peter Quick, former President and CEO of Quick & Reilly, Inc., to its Board of Directors. Quick & Reilly, Inc. was one of the first and largest discount brokerage firms in the United States, before being acquired by Bank of America. Mr. Quick was most recently President of the American Stock Exchange (Amex) from July 2000 through to April 2005.
  The Company announced that A. Michael Lincoff, MD, of the Cleveland Clinic has joined its Scientific Advisory Board (SAB). Dr. Lincoff is an interventional cardiologist in the Cleveland Clinic Department of Cardiovascular Medicine and a staff cardiologist in the Joseph J. Jacobs Center for Thrombosis and Vascular Biology, Department of Molecular Cardiology at the Cleveland Clinic Research Institute

  The Company successfully closed a bought deal financing with a syndicate of underwriters led by Blackmont Capital Inc. and including National Bank Financial Inc., issuing 7,750,000 common shares of Medicure at $1.55 per share for gross proceeds of $12,013,000.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 - in advanced clinical development
  FDA Fast Track designation for MC-1
  Four positive Phase II trials completed
  Unique products addressing major, inadequately served markets
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com